

25002287

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67499

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SHOPOFF SECURITIES, INC. CRD 142866**

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

MAR 03 2025

☐ Check here if respondent is also an OTC derivatives dealer

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18565 Jamboree Road, Suite #200

(No. and Street)

Irvine   **CA**   **92612**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William A. Shopoff   **949-417-1397**   **bshopoff@shopoff.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP

(Name – if individual, state last, first, and middle name)

18500 Von Karman Ave., 10th Flr	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)
10/22/2003		23	
(Date of Registration with PCAOB)(If applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. Shopoff _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Shopoff Securities, Inc. CRD 142866 _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO and President _____

_____
Notary Public

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SEC Mail Processing

MAR 0 3 2025

Washington, DC

CALIFORNIA ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of _Orange_

On _02/24/2025_ before me, _Francesca Lozano, Notary Public,_
     Date   Here Insert Name and Title of the Officer

personally appeared _William A. Shopoff_
                              Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

FRANCESCA LOZANO
Notary Public · California
Orange County
Commission # 2504012
My Comm. Expires Nov 7, 2028

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Francesca Lozano_

Signature of Notary Public

――――――――――― **OPTIONAL** ―――――――――――

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2024

INDEX TO FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm

To the Directors and Stockholder of Shopoff Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the Company) as of December 31, 2024, the related statements of statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Pursuant to Rule 15c3-3(e) of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession of Control Requirements Pursuant to Rule 15c3-3(b) of the Securities and Exchange Commission (collectively, the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2007.

Irvine, California
February 27, 2025

2

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	208,312
Commissions receivable from related party (Note 5)		30,549
Right-of-use asset, net (Note 6)		97,120
Prepaid expenses		1,986
Fixed assets, net		2,124
Total assets	$	340,091

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	4,089
Commissions payable to SRI employees (Note 5)		21,158
Other accrued liabilities		23,968
Due to affiliate		3,681
Lease liability, net (Note 6)		107,097
Total liabilities		159,993

Commitments and Contingencies (Note 7)

Stockholder's Equity

Common stock, $0.001 par value; 50,000 shares authorized; 5,500 shares issued and outstanding		5
Additional paid-in-capital		259,000
Accumulated deficit		(78,907)
Total stockholder's equity		180,098
Total liabilities and stockholder's equity	$	340,091

SHOPOFF SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024

REVENUES

Underwriting fees	$	1,548,343
Commissions		3,500
Total revenues		1,551,843

EXPENSES

Commissions and compensation	1,176,416
Professional fees	317,252
Rent	52,757
Licenses and fees	40,979
General and administrative	29,019
Total expenses	1,616,423

NET LOSS	$	(64,580)

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2024

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE – December 31, 2023	5,500	$ 5	$ 259,000	$ (14,327)	$ 244,678
Net Loss	–	–	–	(64,580)	(64,580)
BALANCE – December 31, 2024	5,500	$ 5	$ 259,000	$ (78,907)	$ 180,098

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(64,580)
Adjustment to reconcile net loss to net cash used in operating activities:		
Non-cash rent expense		1,903
Changes in operating assets and liabilities:		
Commissions receivable from related party		41,076
Prepaid expenses		545
Accounts payable		(3,820)
Commissions payable to SRI employees (Note 5)		(4,650)
Other accrued liabilities		855
Due to affiliate		2,941
Net cash used in operating activities		(25,730)
NET DECREASE IN CASH		(25,730)
CASH - beginning of year		234,042
CASH - end of year	$	208,312

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2024

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust, dated August 12, 2004 (the "Stockholder" or the "Shopoff Trust"), whose trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed to act as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD"), now known as the Financial Industry Regulatory Authority ("FINRA"), to operate as a broker-dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers, and does not carry accounts of or for customers.

The Company has been engaged to provide sales, promotional and marketing assistance services in connection with the offering of limited partner ownership interests sponsored by Shopoff Realty Investments, L.P. ("SRI"), a related party and entity owned by the Stockholder. During the year ended December 31, 2024, offerings included Vertimass, LLC, Shopoff DLV QOZ Fund, LLC, Integris Industrial Development Fund, LLC, Integris Secured Credit Fund IV, LLC, Integris Secured Credit Fund VI, LP, Shopoff Secured 10 PCT Interest Fund, LP, Shopoff DHS Industrial Development Fund, LLC, Integris Parkhouse Credit Fund, LLC, Shopoff Palm Springs Industrial Fund, LLC, Shopoff Fountain Valley Credit Fund, LP, and Shopoff Buena Park Entitlement Fund, LP. The Company sells interests in such offerings on a "best efforts" basis. See Note 5 for additional information.

During the year ended December 31, 2024, the Company also acted as a managing broker-dealer by contracting with other brokerage firms to sell limited partner interests in the aforementioned funds.

As of December 31, 2024, the Company had cash of $208,312 and stockholder's equity of $180,098, but had incurred a net loss of $64,580 for the year then ended. Management believes that the Company's current cash position, in addition to future cash flows from operations, will be sufficient to fund the Company's obligations over the next twelve months. The Stockholder has the ability to reduce Company's expenses to offset any decrease in future cash flows from operations due to a decrease in future revenue. Moreover, the Company has historically relied on its Stockholder to fund any shortfalls from operations and the Stockholder remains committed to funding future operations to the extent the Company fails to generate sufficient liquidity through its revenue activities. As such, management believes that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date the financial statements were available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2024.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions that limit credit risk.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fixed Assets

Fixed assets consist of equipment, furniture and fixtures which are carried at cost, net of accumulated depreciation. Depreciation on fixed assets is primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets (continued)

Upon the sale or retirement of fixed assets, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations.

As of December 31, 2024, fixed assets and accumulated depreciation were $17,724 and $15,600, respectively.

Office Lease

The Company subleases its office space from SRI under an operating lease agreement. The Company accounts for its operating lease in accordance with Accounting Standards Codification, Topic 842 – Leases ("ASC 842"). In accordance with ASC 842, the sublease was classified as an operating lease. Upon adoption of ASC 842, the Company recognized a right-of-use asset (the office) and a lease liability for future lease payments of $234,717. The Company calculated the carrying value of the right-of-use asset and lease liability by discounting future lease payments using an estimated incremental borrowing rate. As the Company's office lease does not provide a readily determinable implicit rate, the Company estimated the incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Company recognizes the lease payments as expense, which are included in rent expense in the accompanying statement of operations. See Note 6 for additional information.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of significant financial instruments, including cash, accounts payable and other accrued liabilities approximate their fair value as of December 31, 2024, based on their relatively short-term nature.

In the opinion of management, the fair value of payables to related parties may not be considered at arm's length and, accordingly, cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2024, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

For the investment funds described in Note 5, the Company is generally entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1.25% of the gross capital contributions with respect to ownership interests sold. However, the Company only receives underwriting fees of up to 2% when the Company is acting as a managing broker-dealer and contracting with other broker-dealers to sell interest in the aforementioned investment funds.

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within the operating expenses.

The Company recognizes fees from related parties in accordance with the arrangements discussed in Note 1, when the related services are performed at the point of time when the criteria disclosed in the above paragraph are met.

Commissions Receivable from Related Party

As of December 31, 2024, the Company had commissions receivable in the amount of $30,549 from related a party. The amount is non-interest bearing and there were no losses associated with this receivable during 2024. The entire balance was paid in January 2025.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ASC 326-20, Financial Instruments - Credit Losses ("FASB ASC 326-20"). FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Receivable from Related Parties (continued)

The Company estimates expected credit losses over the life of the receivable as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. No credit losses are expected over the life of the commissions receivable.

Common Control

Because the Company and certain related parties are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. The Company is subject to state income taxes at the statutory rate of 1.5% of revenue.

While electing S corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Segment Reporting

The Company accounts for segment reporting in accordance with Accounting Standard Update 2023-07, Segment Reporting (Topic 280). The Company reports results in a single reportable segment because the Company engages in a single purpose, namely the private placement of securities for the benefit of affiliated entities, which reflects how the chief operating decisions maker allocates resources and evaluates financial results. Substantially all the Company's revenue is derived from affiliated entities. The Company does not have intra-entity sales or transfers. Because we have a single reportable segment, all required financial segment information can be found directly in our financial statements. The measure of segment assets is reported on the statement of financial condition as total assets. The Chief Operating Decision Maker is the Chief Financial Officer, and the performance of the single reporting segment is based on expenses, operating net income or loss and revenue that are also reported on the statement of operations as net loss. The accounting policies are the same as those described in the Summary of Significant Accounting Policies above.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company evaluated subsequent events through February 27, 2025, which is the day the financial statements were available to be issued. The Company has concluded that no events have occurred subsequent to December 31, 2024 that require consideration as adjustments to or disclosure in its financial statements, other than those disclosed in Note 5 below.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2024, the Company had net capital of $145,439, as defined, which was $140,439 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2024 was 0.43-to-1.

The Company's management is responsible for compliance with the exemption provisions and its statements. The Company does not claim an exemption from SEC Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company, during the reporting period, (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where by the funds are payable to the issuer or its agent and not to the Company; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3).

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2024, the Stockholder had contributed an aggregate of $1,009,567 to additional paid-in capital; however, no contributions were made by the Stockholder during the year ended December 31, 2024. From inception through December 31, 2024, the Company made aggregate distributions of $750,567 to its Stockholder; however, no distributions were made to its Stockholder during the year ended December 31, 2024.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducts offerings on a "best efforts" basis. SRI is the sponsor of limited partnership interests sold by the Company. William A. Shopoff is the president and the chief executive officer of SRI and William and Cindy Shopoff, co-trustees of the Stockholder, are the limited partners in SRI. The general partner of each of the related party funds discussed in Note 1 is indirectly majority owned by the Stockholder of the Company.

All Company revenues were derived from funds and entities related to the Company. For the year ended December 31, 2024 the Company revenues were as follows:

Fund Name	Status at December 31, 2024	2024 Revenues
Shopoff DHS Industrial Development Fund, LLC	Active	$ 619,877
Shopoff Palm Springs Industrial Fund, LLC	Closed	$ 324,129
Shopoff Secured 10 PCT Interest Fund, LP	Active	$ 219,450
Integris Parkhouse Credit Fund, LLC	Closed	$ 133,149
Shopoff DLV QOZ Fund, LLC	Active	$ 125,330
Vertimass, LLC	Active	$ 100,908
Integris Industrial Development Fund, LLC	Closed	$ 27,000
Shopoff Fountain Valley Credit Fund, LP	Active	$ 2,000
Shopoff Buena Park Entitlement Fund, LP	Active	$ -
Integris Secured Credit Fund IV, LLC	Closed	$ -
Integris Secured Credit Fund VI, LP	Active	$ -

During the year ended December 31, 2024, the Company processed investments of $11,509,156 for Integris Secured Credit Fund IV, LLC, and Integris Secured Credit Fund VI, LP, for third-party unaffiliated investors, as well as related party and affiliated investors, as specified by the agreements with these funds as the managing broker-dealer, for which all commissions and fees were waived by the Company.

In June 2007, the Company entered into an expense sharing agreement with SRI. The term of the agreement was for one year and automatically renews unless terminated by the Company or SRI upon thirty days advance notice. Subject to the terms of this agreement, SRI agrees to provide the Company with management and back-office services as described in the agreement. According to such agreement, unless the costs related to these services would cause the net capital of the Company to fall below the minimum net capital requirement, the Company is required to reimburse SRI for its share of services and expenses shared with SRI based on an agreed upon allocation percentage for each type of expense. This agreement was amended in January 2012 whereby the Company now accrues for its share of the above-mentioned expenses, to the extent these expenses have not yet

5. RELATED PARTY TRANSACTIONS (continued)

been paid by SRI. During the year ended December 31, 2024, the Company paid SRI $50,855 excluding payments related to the commission reimbursement of which the entire $50,855 was related to the office lease, discussed in Note 6. As of December 31, 2024, a liability of $3,681 related to expense sharing agreement with SRI is included in the accompanying statement of financial condition. Such amount is unsecured and bears no interest.

During the year ended December 31, 2024, the Company recognized $1,548,343 of underwriting fees which is presented as underwriting fees in the accompanying statement of operations. Of this amount, $1,517,794 was received during the year ended December 31, 2024, and the outstanding balance as of December 31, 2024, of $30,549 was accrued and presented as commissions receivable from related parties in the accompanying statement of financial condition. Such amount was collected subsequent to December 31, 2024.

During the year ended December 31, 2024, the Company incurred $1,176,416 of commissions which is presented as commissions and compensation in the accompanying statement of operations. Of this amount, $1,155,258 was paid during the year ended December 31, 2024. The outstanding balance as of December 31, 2024, of $21,158 of commissions payable to SRI employees is presented in the accompanying statement of financial condition. Such amounts were paid subsequent to December 31, 2024.

6. OFFICE LEASE

On November 19, 2021, SRI subleased an office located in Irvine, California, which became available for SRI's use on December 15, 2021. On January 1, 2022, the Company subleased office space from SRI, under a lease that expires on November 30, 2026.

During the year ended December 31, 2024, the Company incurred $52,757 of rent expense related to its office space that was subleased from SRI under an operating lease agreement.

The table below presents lease-related assets and liabilities as of December 31, 2024:

Assets

Operating lease right-of-use asset	$ 97,120

Liabilities

Lease liability	$ 107,097

6. OFFICE LEASE (continued)

Supplemental Information

The table below presents supplemental information related to the Company's operating lease during the year ended December 31, 2024:

Weighted average remaining lease term	1.9 years
Weighted average discount rate	4%

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows of the Company's operating lease for each of the next two years to the operating lease liabilities:

2025	$	57,142
2026		53,952
Total minimum lease payments		111,094
Less imputed interest		(3,997)
Present value of future minimum lease payments	$	107,097

7. COMMITMENTS AND CONTINGENCIES

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company s financial position or results of operations. The Company is not aware of any active commitments and contingencies as of December 31, 2024.

SUPPLEMENTAL INFORMATION

SHOPOFF SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2024

NET CAPITAL

Total stockholder's equity from statement of financial condition	$	180,098
Less: Non-allowable assets		
Commission receivable from related party		(30,549)
Prepaid expenses		(1,986)
Fixed assets, net		(2,124)
Net capital	$	145,439

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	4,192
Minimum dollar net capital required for reporting broker/dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital (regulatory net capital less net capital requirement)		140,439

AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION

Aggregate indebtedness	$	62,873
Ratio of aggregate indebtedness to net capital		0.43-to-1

Reconciliation of net capital as reported on the unaudited Form X-17A-5, Part 2

Net capital as reported	$	157,273
Post-closing adjustments:		
Adjustment to accrue for additional commissions		(600)
Adjustment to accrue for additional legal expenses		(11,234)
Audited net capital	$	145,439

There are no differences between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5, as amended, as of December 31, 2024.

                                See Report of Independent Registered Public Accounting Firm.

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote to 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

SHOPOFF SECURITIES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3(b) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2024

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See Report of Independent Registered Public Accounting Firm.

EXEMPTION REPORT



Report of Independent Registered Public Accounting Firm

To the Directors and Stockholder of Shopoff Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which:

(1) Shopoff Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company does not claim an exemption from 17 C.F.R. § 240.15c3-3; and

(2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company met the identified exemption provisions throughout the year ended December 31, 2024 without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Irvine, California
February 27, 2025



Shopoff Securities, Inc.'s Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Shopoff Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to securities transactions via subscriptions on a subscription-way basis whereby the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company met the identified exemption provisions throughout the year ended December 31, 2024.

Shopoff Securities, Inc.

I, William A. Shopoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO and President

February 27, 2025

AGREED-UPON PROCEDURES



Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Directors and Stockholder of Shopoff Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Shopoff Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct, an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

Irvine, California
February 27, 2025